300 North LaSalle Street

Chicago, Illinois 60654

James S. Rowe
To Call Writer Directly:	(312) 862-2000	Facsimile:
(312) 862-2191		(312) 862-2200
james.rowe@kirkland.com	www.kirkland.com

November 14, 2011

Via EDGAR Submission and Overnight Courier

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	James Allegretto
Chris Chase
Robyn Manuel
Mara Ransom
Tony Watson

Re:	CDW Corporation
Amendment No. 2 to Registration Statement on Form S-4
Filed October 26, 2011
File No. 333-175597

Ladies and Gentlemen:

CDW Corporation, a Delaware corporation (“Holdings”), CDW LLC, an Illinois limited liability company (“CDW”), CDW Finance Corporation, a Delaware corporation (“CDW Finance”), CDW Direct, LLC, an Illinois limited liability company (“CDW Direct”), CDW Government LLC, an Illinois limited liability company (“CDW Government”), CDW Logistics, Inc., an Illinois corporation (“CDW Logistics”), and CDW Technologies, Inc., a Wisconsin corporation (“CDW Technologies” and, together with Holdings, CDW, CDW Finance, CDW Direct, CDW Government and CDW Logistics, the “Registrants”), have today filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, an Amendment No. 3 to its Registration Statement on Form S-4 (“Amendment No. 3”).

On behalf of the Registrants, we are writing to respond to the comments raised in the letter to the Registrants, dated November 9, 2011, from the staff of the Commission (the “Staff”). The Registrants’ responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of Amendment No. 3 are enclosed, and have been marked to show changes from Amendment No. 2 to the Registration Statement on Form S-4 filed with the Commission on October 26, 2011

Securities and Exchange Commission

November 14, 2011

(“Amendment No. 2”). Where applicable, we have also referenced in the Registrants’ responses set forth below the appropriate page number of the revised prospectus contained in Amendment No. 3 (the “Prospectus”) that addresses the Staff’s comment.

Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Exchange Offers, page 42

1.	We note your disclosure on page 42 that you “will pay additional interest on the Senior Secured Notes … if the exchange offer with respect to the Senior Secured Notes is not completed on or before October 13, 2011.” Please revise to disclose the amount of additional interest you have accrued to date with respect to the Senior Secured Notes.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 42 of the Prospectus as follows (additions underscored):

“We are obligated to pay additional interest on the Senior Secured Notes for the periods described below because the exchange offer with respect to the Senior Secured Notes was not completed on or before October 13, 2011. As of November 14, 2011, $107,639 of additional interest was accrued but unpaid on the Senior Secured Notes, payable on December 15, 2011 to holders of record as of December 1, 2011. We will pay additional interest on the Senior Notes for the periods described below if the exchange offer with respect to the Senior Notes is not completed on or before February 7, 2012. Where there is a registration default, the annual interest rate borne by the outstanding notes will be increased by 0.25% per annum for the first 90-day period immediately following such date and by 0.50% per annum thereafter until the exchange offers are completed or the shelf registration statement is declared effective.”

Executive Compensation, page 101

Establishing and Evaluating Executive Compensation, page 101

Market Comparisons, page 102

2.	We note your revised disclosure on page 102 that of the approximately 1,000 companies in the Radford survey, the Compensation Committee only reviews compensation data for those companies that have annual revenues in excess of $3.0 billion. Please revise your disclosure to state the number of companies within the survey that meet this criteria, and presuming this is a relatively limited number of companies, identify the specific companies reviewed.

Securities and Exchange Commission

November 14, 2011

Response: The compensation data in the Radford survey was based upon the number of companies in the survey that submitted compensation data with respect to a particular position, and therefore varied by position. By extension, the number of companies within the survey whose compensation data was considered by the Compensation Committee also varied by position, ranging from a low of 42 to a high of 136 companies. Given the high number of companies considered and the fact that the companies considered varied by position, the Registrants have not identified them by name in the Prospectus. However, the Registrants have revised the disclosure on page 102 of the Prospectus to clarify the criteria by which companies were selected and, in response to the Staff’s comment, to state the number of companies within the survey that were considered, as follows:

“While the Radford survey includes information regarding approximately 1,000 companies, the Committee’s use of the survey was limited to a review of U.S. compensation data derived from technology companies in the survey that, like CDW, have annual revenues in excess of $1.0 billion. Of those companies, the Committee reviewed, depending on the availability of data within the survey for the position being considered, market data derived from between 42 and 136 of the technology companies included in the survey, which companies had average annual revenues of between $6.2 billion and $8.7 billion.”

Notes to Consolidated Financial Statements, page F-9

Note 16. Contingencies, page F-31

3.	We reviewed your response to comment 7 in our letter dated October 13, 2011 and understand you have concluded there is no litigation or audit as to which there is a reasonable possibility that any material loss exceeding amounts already recognized has been incurred. Yet you continue to disclose that it is possible that the eventual outcome of litigation or audits could adversely impact your results of operations for a particular period. Please revise your disclosure to reflect the materiality assessment provided in your correspondence and to use the terms probable or reasonably possible as those terms are defined in ASC 450-20-20.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on pages F-31 and F-59 of the Prospectus, consistent with the Registrants’ earlier supplemental response, as follows (additions underscored):

“As of [December 31, 2010] [June 30, 2011], the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these proceedings and matters, if any, has been incurred. However, the ultimate

Securities and Exchange Commission

November 14, 2011

resolutions of these proceedings and matters are inherently unpredictable. As such, the Company’s financial condition and results of operations could be adversely affected in any particular period by the unfavorable resolution of one or more of these proceedings or matters.”

Note 18. Segment Information, page F-31

4.	We reviewed your response to comment 8 in our letter dated October 13, 2011. We note your disclosure that the Company allocates resources to and evaluates performance of its segments based on both income (loss) from operations and Adjusted EBITDA. If this is the case, we believe ASC 280-10-50-28 provides that the measure of segment profit to be reported in the footnotes should be income (loss) from operations. In this regard, we note the referenced section of the ASC provides that if the chief operating decision maker uses more than one measure of a segment’s profit or loss, the reported measure should be the measure that is determined in accordance with the management principles most consistent with those used in measuring the corresponding amounts in the consolidated financial statements. We also believe that the additional presentation of Adjusted EBITDA by segment is prohibited by Item 10(e)(1)(ii)(C) of Regulation S-K, which precludes the presentation of non-GAAP financial measures in the notes to the financial statements. While we understand that non-GAAP financial measures do not include financial measures that are required to be disclosed by GAAP, it does not appear that Adjusted EBITDA is required to be disclosed by GAAP, or more specifically ASC 280, in this case. As such, please either remove your presentation of Adjusted EBITDA by segment or tell us the basis for your presentation, including how you believe you have complied with ASC 280-10-50-28 and Item 10(e)(1)(ii)(C) of Regulation S-K.

Response: In response to the Staff’s comment, the Registrants have removed their presentation of Adjusted EBITDA by segment in the notes to the financial statements in the Prospectus.

Securities and Exchange Commission

November 14, 2011

The Registrants hereby acknowledge that (i) the Registrants are responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2191.

Sincerely,

/s/ James S. Rowe
James S. Rowe

cc:	Christine A. Leahy

CDW Corporation